As filed with the Securities and Exchange Commission on September 26, 2017

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________________________________

Form F-7

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

___________________________________

NXT Energy Solutions Inc.

(Exact name of Registrant as specified in its charter)

Alberta	1382	None
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number, if any)

Suite 302, 3329 – 17th Avenue SW

Calgary, Alberta T3E 0B4

Canada

(403) 264-7020

(Address and telephone number of Registrant’s principal executive offices)

DL Services Inc.

701 Fifth Avenue, Suite 6100

Seattle, WA 98104

(206) 903-2372

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

___________________________________

Copies to:

Kimberley R. Anderson Dorsey & Whitney LLP 701 Fifth Avenue, Suite 6100 Seattle, WA 98104 (206) 903-8803	Beverley Stewart Vice President Finance & CFO NXT Energy Solutions Inc. 3320 17 Avenue SW Calgary, Alberta T3E 0B4 Canada (403) 613-9646	Jason Giborski Norton Rose Fulbright Canada LLP 400 3rd Avenue SW, Suite 3700 Calgary, Alberta T2P 4H2 Canada (403) 267-9488

___________________________________

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the filing of the next amendment to this registration statement.
___________________________________

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. [ ]

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CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per common share (1)	Proposed Maximum Aggregate Offering Price (1) (2)	Amount of Registration Fee (2)
Common Shares	10,258,383	U.S.$0.41	U.S.$4,205,937.03	U.S.$487.47

(1)	Based on the Canadian offering price of Cdn$0.50 converted using the daily exchange rate as published by the Bank of Canada on September 25, 2017 of U.S. $1.00 = C$1.2341
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to General Instruction II.F.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 under the Securities Act of 1933, as amended, shall apply to this registration statement.

PART I—INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Document

Rights Offering Circular and Notice of Rights Offering, attached hereto.

All references to CDN $ or $ in the Rights Offering Circular or Notice of Rights Offering refer to Canadian Dollars.

Item 2. Informational Legends

See the Rights Offering Circular, attached hereto.

Item 3. Incorporation of Certain Information by Reference

Information has been incorporated by reference into the circular from documents filed with the Securities and Exchange Commission.

Copies of the documents incorporated by reference may be obtained upon request without charge from Company Secretary of NXT Energy Solutions Inc. at Suite 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada T3E 0B4 (Telephone (403) 264-7020). You may read and copy the registration statement, any document incorporated by reference and any other document that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E. Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Filings are also available at the SEC’s website at www.sec.gov.

•	Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on April 12, 2017
•	Unaudited consolidated financial statements for the period ended March 31, 2017 (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K, filed with the SEC on May 15, 2017)
•	Management’s Discussion and Analysis for the period ended March 31, 2017 (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K, filed with the SEC on May 15, 2017)
•	Unaudited consolidated financial statements for the period ended June 30, 2017 (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K, filed with the SEC on August 15, 2017)
•	Management’s Discussion and Analysis for the period ended June 30, 2017 (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K, filed with the SEC on August 15, 2017)
•	Management Information Circular dated May 15, 2017 (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K, filed with the SEC on May 25, 2017)

Any statement contained in the circular or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for purposes of the circular, to the extent that a statement contained in the circular or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not, except as so modified or superseded, be deemed to constitute a part of the circular.

Item 4. List of Documents Filed with the Commission

See the Rights Offering Circular, attached hereto

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RIGHTS OFFERING NOTICE

NXT ENERGY SOLUTIONS INC.

(“NXT”)

NOTICE TO SECURITY HOLDERS – SEPTEMBER 26, 2017

NXT currently only has sufficient working capital to last less than one month. If 100% of the Rights Offering is taken up, we would have enough capital to last 12 months.

Mr. Liszicasz has agreed to extend the Company a loan of $300,000 in respect of his commitments dated March and May 2017, whereby he agreed to advance the Company a total loan of up to $650,000 in the event it was required. NXT intends to draw on this loan as required in order to meet its commitments prior to completion of the Offering, subject to approval by the TSX.

The proceeds from the Rights Offering will be used support the G & A costs which include business development and marketing activities required to transform the existing pipeline of opportunities into firm contracts.

Terms capitalized but not defined herein have the meaning ascribed to them in NXT’s rights offering circular dated September 26, 2017.

The purpose of this notice is to advise holders of common shares of NXT (the “Common Shares”) of a proposed offering of rights (“Rights”) of NXT (the “Rights Offering”). Reference in this notice to “we”, “our”, “us” and similar terms mean NXT. Reference in this notice to “you”, “your” and similar terms mean NXT shareholders.

1. Who can participate in the Rights Offering?

Holders of Common Shares of record as at the close of business on October 4, 2017 (the “Record Date”) may participate in the Rights Offering.

2. Who is eligible to receive Rights?

The Rights will be offered to shareholders of NXT (the “Eligible Holders”) in all provinces of Canada, in each state of the United States, except Arizona, Arkansas, Minnesota, Ohio, and Wisconsin, and in all jurisdictions (the "Qualified Jurisdictions") outside Canada and the United States excluding any jurisdiction that does not provide a prospectus exemption substantially similar to the exemption provided in Canada or that otherwise requires obtaining any approvals of a regulatory authority in the such jurisdiction or the filing of any document by NXT Energy Solutions Inc. in the such jurisdiction in connection with this offering. In addition, the offering is not being made in jurisdictions where NXT Energy Solutions Inc. is not eligible to make such (the “Eligible Jurisdictions”). You will be presumed to be resident in the place shown in our records as your registered address, unless the contrary is shown to our satisfaction.

This notice is not to be construed as an offering of the Rights, nor are the Common Shares issuable upon exercise of the Rights offered for sale, in any jurisdiction outside the Eligible Jurisdictions or to shareholders who are resident of any jurisdiction other than the Eligible Jurisdictions (the “Ineligible Holders”). The Rights and Common Shares have not and will not be registered under the laws of any jurisdiction outside the Eligible Jurisdictions, and will not be issued to holders of Common Shares in those jurisdictions.

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Ineligible Holders will not receive a Rights Certificate (as defined below). If you are an Ineligible Holder, you will find enclosed a form of representation letter setting out the conditions required to be met, and procedures that must be followed, in order to participate in the Rights Offering. You must deliver a completed and executed representation letter to NXT on or before October 21, 2017 in order to confirm your eligibility to participate in the Rights Offering.

3. How many Rights are we offering?

We are offering a total of 53,856,509 Rights.

4. How many Rights will you receive?

Each Eligible Holder will receive one (1) Right for each Common Share held as of the Record Date.

5. What does 5.25 Rights entitle you to receive?

An Eligible Holder is entitled to purchase one Common Share for every 5.25 Rights held, at a subscription price of CDN$0.50 per Common Share (the “Subscription Price”) on or before 4:30 p.m. (Calgary time) (the “Expiry Time”) on October 31, 2017 (the “Basic Subscription Privilege”). Any Eligible Holder who exercises all of their Rights will also be entitled to subscribe for additional Common Shares at the Subscription Price, pro rata, based on the additional Common Shares available (the “Additional Subscription Privilege”). The Common Shares available under the Additional Subscription Privilege will be those Common Shares issuable under the Rights Offering that have not been subscribed and paid for under the Basic Subscription Privilege by the Expiry Time. No fractional Common Shares will be issued upon exercise of the Rights.

Any Eligible Holder who exercises their Rights must enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc., the subscription agent retained by NXT in connection with the Rights Offering (the “Subscription Agent”).

6. How will you receive your Rights?

Registered Eligible Holders – If you are a registered Eligible Holder of Common Shares on the Record Date resident in the Eligible Jurisdictions, a certificate (the “Rights Certificate”) representing the total number of Rights to which you are entitled to as at the Record Date is enclosed with this notice.

Beneficial Eligible Holders – You are a beneficial holder of Common Shares if you hold your shares through a securities broker or dealer, bank or trust company or other participant (each, a “Participant”) in the book-based system administered by CDS Clearing and Depository Services Inc. (“CDS”). The total number of Rights to which all beneficial Eligible Holders as at the Record Date are entitled will be issued to and deposited with CDS following the Record Date. If you are a beneficial Eligible Holder, we expect that you will receive a confirmation of the number of Rights issued to you from the applicable Participant in accordance with the practices and procedures of that Participant.

Ineligible Holders – Rights Certificates will not be issued or forwarded to Ineligible Holders. Instead, the Subscription Agent will hold such Rights as agent for the benefit of all such Ineligible Holders subject to confirmation of eligibility by NXT before on or before October 21, 2017. If your eligibility is confirmed by NXT, the Subscription Agent will forward to you a Rights Certificate evidencing the number of Rights you are entitled to receive. After October 21, 2017, the Subscription Agent, for the account of Ineligible Holders, will, prior to the Expiry Time, attempt to sell the Rights allocable to Ineligible Holders and evidenced by Rights Certificates in the possession of the Subscription Agent on such date or dates and at such price or prices as the Subscription Agent shall determine. The Subscription Agent’s ability to sell the Rights, and the prices obtained for the Rights, are dependent on market conditions. The proceeds received by the Subscription Agent, if any, from the sale of the Rights, net of any applicable costs, expenses and taxes, will be divided among the Ineligible Holders on a pro rata basis according to the total number of Common Shares held by them on the Record Date.

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7. When and how can you exercise your Rights?

The Common Shares will commence trading on an “ex-Rights” basis on October 3, 2017, one trading day prior to the Record Date. The Rights may be exercised until the Expiry Time on October 31, 2017. Rights not exercised at or before the Expiry Time will be void and of no value. If you are a “Beneficial Eligible Holder” (see above), the Participants holding your Common Shares on your behalf may establish their own deadlines for receiving instructions prior to the Expiry Time and you should therefore immediately contact the applicable Participant to instruct them to exercise or sell or transfer your Rights. The Rights will be listed on the TSX under the symbol “SFD.RT” and the holders of the Rights may trade them through the facilities of the TSX. Trading in the Rights on the TSX will cease at 12:00 p.m. (noon) ET (Toronto time) on October 31, 2017. The Rights are not transferable in the United States and may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX as described in the right offering circular.

8. What are the next steps?

This document contains key information you should know about NXT. You can find more details in NXT’s rights offering circular dated September 26, 2017. To obtain a copy, visit NXT’s profile on the SEDAR website, visit www.nxtenergy.com, ask your dealer representative for a copy or contact Bev Stewart at 403 206 0807 or bstewart@nxtenergy.com. You should read the rights offering circular, along with NXT’s continuous disclosure record, to make an informed decision. Holders in the United States should also review the Company’s Registration Statement on Form F-7 filed with the United States Securities and Exchange Commission that can be found at www.sec.gov.

"George Liszicasz"

George Liszicasz

Chairman and Chief Executive Officer

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PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 4:30 P.M. (CALGARY TIME) ON TUESDAY OCTOBER 31, 2017.

This rights offering circular ("Circular") is prepared by management. No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this Circular. Any representation to the contrary is an offence.

This is the Circular we referred to in the rights offering notice (the "Notice"), dated September 26, 2017, which you will receive in the mail. Your rights certificate and relevant forms will be enclosed with the Notice. This Circular should be read in conjunction with the Notice and NXT Energy Solutions Inc. (“NXT”)’ continuous disclosure prior to making an investment decision.

The offer of these securities is made in all provinces of Canada, in each state of the United States, except Arizona, Arkansas, Minnesota, Ohio, and Wisconsin, and in all jurisdictions (the "Qualified Jurisdictions") outside Canada and the United States excluding any jurisdiction that does not provide a prospectus exemption substantially similar to the exemption provided in Canada or that otherwise requires obtaining any approvals of a regulatory authority in the such jurisdiction or the filing of any document by NXT in the such jurisdiction in connection with this offering. In addition, the offering is not being made in jurisdictions where NXT is not eligible to make such offer.

RIGHTS OFFERING CIRCULAR	September 26, 2017

NXT ENERGY SOLUTIONS INC.

302, 3320 17th Ave S.W.

Calgary, AB, T3E 0B4

We currently have sufficient working capital to last less than 1 month. We require 100% of the Offering to meet our anticipated obligations for the next 12 months assuming no other sources of cash inflow during this period. There is no minimum subscription requirement. While the situation is dire, NXT has secured the support of the Chairman & CEO and several directors to support this Rights Offering.

NXT is in the business of providing aerial reconnaissance surveys to detect traps of fluid potentially containing oil and natural gas based upon stress field anomalies that can be identified through NXT’s unique, patented technology. NXT has provided commercial surveys to various companies and national oil and gas companies over the past 11 years. The technology has achieved recognition as a method of finding large hydrocarbon accumulations at low cost and on a very efficient time line when used in conjunction with other exploration tools. Over the past two years, NXT has committed to a strategy of sourcing large contracts primarily with national oil companies at a time when oil and gas prices have been depressed and there has been very limited fundamental exploration activity in NXT’s business areas. NXT has developed a pipeline of opportunities and requires this additional funding in order to continue operations until such time as these larger contracts can be completed. In the meantime, the Company is also working on smaller projects that may generate a more steady income flow.

Summary of Offering

Number of Rights	53,856,509
Record Date	4th October, 2017
Time & Date of Expiry of Offer	4:30 pm (Calgary time) 31 October, 2017
Basic Subscription Privilege	1 common share = 1 Right 5.25 Rights = 1 Rights Share
Exercise Price per Right	$0.0952 per Right
Subscription Price per Rights Share	$0.50 per Rights Share
Maximum # of Securities Issuable / Proceeds (1)	10,258,383 Rights Shares for $5,129,192 if 100% of Offering is subscribed.
Estimated Expenses of Offering	$50,000
Minimum proceeds	Zero
Additional Subscription Privilege	Yes - See “additional subscription privilege” section

(1) Based on stated intention of insiders upon due inquiry, it is expected that the maximum number of securities issuable and proceeds is estimated to be 6,957,945 shares for $3,428,972 after taking into account those insiders who do not intend to participate and assuming 100% participation from all other shareholders that are not insiders. Taking into account insiders that do not intend to participate, the maximum participation rate that can be achieved is 67.8%

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This rights offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this rights offering circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that those requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the issuer is organized under the laws of Alberta, Canada, that a majority of its directors and officers named in this Circular are residents of Canada, and that a substantial portion of the assets of the issuer and of said persons are located outside the United States.

THE SECURITIES OFFERED BY THIS PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

All amounts herein are presented in Canadian dollars, unless otherwise stated. All amounts converted to or from US dollars are calculated using a USD/CAD exchange rate of 1.2500.

Why are you reading this Circular?

NXT Energy Solutions Inc. ("NXT" or the "Corporation" or the “Issuer”) is issuing to the holders (the "Shareholders") of its outstanding common shares (the "Common Shares") at the close of business (Calgary time) on October 4, 2017 (the "Record Date") an aggregate of 53,856,509 transferable rights (each, a "Right") to subscribe for an aggregate of 10,258,383 Common Shares (the "Rights Shares") on the terms set forth herein (the "Offering").

NXT has taken the decision to proceed with the Offering as it provides the existing shareholders with the opportunity to participate at a discount to market price without experiencing dilution. In addition, certain of NXT’s U.S. based shareholders are prevented from participating in any other form of equity issuance by their governing documents. The Offering permits over-subscription, and therefore allows parties who are not current shareholders to purchase and exercise Rights if available in the market.

This Circular describes details of the Offering and is referred to in the Notice that you will receive regarding the Offering.

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Enquiries relating to this Offering should be directed to the Corporation as follows: Beverly Stewart, VP Finance & Chief Financial Officer, telephone + 1 403 206 0807.

NXT Energy Solutions Inc. (“NXT”)

NXT is a Calgary based company whose patented Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT.

What is being offered?

An aggregate of 53,856,509 Rights are being issued by the Corporation to purchase an aggregate of 10,258,383 Rights Shares. Rights will be evidenced by rights certificates in registered form (each, a "Rights Certificate"). Each Shareholder of record at the close of business (Calgary time) on the Record Date, being October 4, 2017, will receive one (1) Right for every one (1) Common Share held on the Record Date.

What do 5.25 Rights entitle you to receive?

5.25 Rights will entitle the holder thereof to purchase one Rights Share (the "Basic Subscription Privilege"). In the event that a Shareholder exercises the Basic Subscription Privilege in respect of all of the Rights issued to such Shareholder, the Shareholder may subscribe for additional Rights Shares ("Additional Shares"), if available, at the Subscription Price (the "Additional Subscription Privilege") (see "What is the additional subscription privilege and how can you exercise this privilege?")

What is the subscription price?

A holder of 5.25 Rights must pay $0.50 (the "Subscription Price") to exercise the Rights and purchase one (1) Rights Share. On September 25, 2017 being the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSX Exchange ("TSX") was $0.56 per share.

When does the Offering expire?

The Offering will expire at 4:30 p.m. (Calgary time) (the "Expiry Time") on October 31, 2017 (the "Expiry Date"). Rights not exercised at or before the Expiry Time will be void and of no value.

What are the significant attributes of the Rights issued under the Offering and the Rights Shares to be issued upon the exercise of the Rights?

The Rights permit the holders thereof to purchase from NXT an aggregate of up to 10,258,383 Common Shares until the Expiry Time on October 31, 2017. During this period, the Rights will trade on the Toronto Stock Exchange (the “TSX”) and holders of Rights may sell their Rights through facilities of the TSX. A Right does not entitle the holder thereof to any rights whatsoever as a security holder of NXT other than the right to subscribe for and purchase Common Shares on the terms and conditions described in this Circular. The Rights will be evidenced by transferable rights certificates (each, a “Rights Certificate”). Every 5.25 Rights will entitle the holder thereof to subscribe for one (1) Rights Share at the Subscription Price prior to the Expiry Time. As at the date of this Circular, there are 53,856,509 Common Shares issued and outstanding. Holders of Common Shares are entitled to (A) one vote per Common Share held at meetings of the holders of Common Shares; (B) dividends if, as and when declared by the Company’s board of directors; and (C) in the event of a liquidation, dissolution or winding-up of the Company, to receive such assets of NXT as are distributable to the holders of the Common Shares.

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What are the minimum and maximum numbers or amount of Rights Shares that may be issued under the Offering?

The Offering is not subject to any minimum subscription level. Assuming the exercise of all Rights, a maximum of 10,258,383 Rights Shares will be issued in connection with the Offering (subject to adjustment for rounding). There is no backstop arrangement in place for the Offering and no standby commitment. Based on the stated intentions of insiders and assuming 100% participation from all other shareholders, the maximum securities issuable and net proceeds is estimated to be 6,957,945 shares for $3,428,972.

Where will the Rights and the Rights Shares issuable upon exercise of the Rights be listed for trading?

The Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the trading symbol “SFD” and will commence trading “Ex Rights” on October 3, 2017. The Rights will be listed and posted for trading on TSX under the trading symbol “SFD.RT” until 12:00 pm (noon) ET (Toronto time) on October 31, 2017.

What will NXT's available funds be upon closing of the Offering?

NXT estimates that it will have the following funds available after giving effect to the Offering:

		Assuming 15% of the Offering	Assuming 50% of the Offering	Assuming 67.9% of the Offering
A	Amount to be raised by the Offering	$769,379	$2,564,596	$3,478,972
B	Selling commissions and fees	Nil	Nil	Nil
C	Estimated offering costs (e.g., legal, accounting, audit)	$50,000	$50,000	$50,000
D	Available funds: D = A – (B +C)	$719,379	$2,514,596	$3,428,972

How will NXT use the available funds?

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Corporation’s longer term success remains dependent upon its ability to convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.   The occurrence and timing of these events cannot be predicted with certainty.

The process of expanding the client base has ongoing challenges, due to such factors as:

•	The exploration cycle is long in nature, and generating results from SFD® recommendations made in past surveys takes time and patience to realize.
•	Large National Oil Companies (“NOCs”) tend to have a long decision making and approval process.
•	The current, ongoing downturn in commodity prices in the oil and gas industry.

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In the meantime, the Corporation requires funds to support the General and Administrative overhead (G & A), since it has been over 12 months since the last revenue was generated. Recent initiatives to reduce the G & A and defer cash payments, have been undertaken and resulted in savings, however in order to support the business until a contract is awarded, further funding is required.

In March 2017, Mr. George Liszicasz, Chairman and CEO, provided a written commitment to NXT to provide a loan up to $500,000. This was extended to $650,000 in May 2017. To date, NXT has not drawn down on the loan, however it intends to make a partial draw of up to $300,000 in early October 2017, subject to TSX acceptance. The purpose of this will be to enable the Corporation to meet its obligations until completion of the Offering. (see “How long will the available funds last”)

Should the Offering provide less than 6 months of working capital resources, priority would be given to aircraft lease obligations, staff salaries, and office rent to ensure the continuity of operations. Default on the aircraft lease payments may result in the loss of the aircraft which would significantly impair the ability of the Corporation to perform further survey operations. The future of the business would be at risk in the event that survey operations could not be conducted. Any revenue generation prospects would be limited to the sale of existing data which is unlikely to be sustainable.

In the event the Offering does not provide sufficient working capital the Corporation may seek alternative sources of funding including private placement equity issuances or debt financing.

Financing Plan – Costs & Prospects

The Corporation currently has monthly G&A requirements of approximately $400,000. The Corporation is taking steps to minimize the G&A while retaining sufficient resources to maintain the Corporation’s basic operations. Actions to reduce G&A have included deferring a portion of staff, management and Directors salaries, reducing total headcount, payment for consulting services through the issuance of Common Shares and other initiatives.

Marketing Plan

The Corporation is actively pursuing a marketing strategy to generate sales and cash flows to sustain the Corporation’s business, and in so doing creating significant shareholder value.

NXT’s primary goal has been to expand its revenue base, by increasing the pipeline of opportunities with new and existing customers and NXT seeks to achieve this goal by focusing on several key areas.

Firstly, NXT increased its investment in business development when senior members of management undertook an extensive marketing initiative in Q2-2016, which resulted in building stronger relationships with global NOC’s in Africa, Asia Pacific, and the Middle East. Many of the potential clients in these regions are currently in various stages of discussions with NXT. The proposed project with Shine Quest FZC in Sri Lanka is an example of the success of this marketing initiative.

NOCs typically have a long term strategic focus and our challenge is the time it takes to share essential information and develop relationships with multiple governmental layers and agencies.

As a result, while NXT continues to grow the major project pipeline, the strategy will also continue to focus on independent E&P companies, and independent oil and gas companies (“IOCs”). The purpose of this strategy has been to integrate the SFD® technology into the standard exploration process of such organizations and we are gaining traction in this area, particularly in the provision of Multi-Client datasets.  We believe this approach will help build a steady backlog of projects that will enhance and smooth the revenue flow.

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The Corporation intends to spend the available funds from the Offering as stated; it will reallocate funds only for sound business reasons.

Notwithstanding anything stated herein to the contrary, there are material uncertainties that cast significant doubt upon the Issuer's ability to continue as a going concern.

How long will the available funds last?

Excluding the loan commitment of $650k from the Corporation’s CEO, the Corporation has sufficient working capital to support less than 1 month of general and administration costs. If only 15% of the Offering is taken up, this will provide the Corporation with an additional 2 months of G & A costs, for a total of 2.5 months. If 50% of the Offering is taken up, this will provide the Corporation with an additional 6 months of G & A costs, for a total of 6.5 months.  The rights offering alone, if fully subscribed, will provide the funds required to meet all of the Corporation's working capital requirements for approximately 12.5 months, excluding existing cash resources. Since the insiders of the Corporation have indicated their intention to participate on a limited basis, the maximum proceeds that could be received would be 67.8% of the Offering, assuming there are no Additional Subscription Privileges requested. 67.8% of the Offering would provide the Corporation with an additional 8.5 months of G & A costs.

The Corporation will continue to pursue contracts with major NOCs, while also focusing on the independent oil and gas companies, but there is no assurance those transactions will be completed. The goal of the Corporation is to be self-sustaining by the end of 2017.

Soliciting Dealer Group

The Corporation has not retained a manager to form a soliciting dealer group to solicit the exercise of Rights and the Corporation will not pay any commission, fee or other remuneration to any person in connection with the obtaining of subscriptions for Shares pursuant to the exercise of Rights.

Will insiders be participating?

As at the date hereof, five insiders of the Corporation, own or exercise control or direction over, directly or indirectly, 18,639,799 Common Shares, representing approximately 34.6% of the issued and outstanding Common Shares.

Mr. George Liszicasz, Chairman and Chief Executive Officer of the Corporation has indicated to the Corporation his intention to participate in the Offering to the extent of $100,000.

Two directors, Messrs. Wilcox and Tilson have indicated they will participate in the Offering to the extent of approximately $12,500 each, for a total of $25,000.

Name	Holdings before the Rights Offering (¹)	Holdings after the Rights Offering(2)
Liszicasz	15,202,490 common shares or 28.23%	15,402,490 common shares or 28.47%
Tilson	2,833,748 common shares or 5.26%	2,858,748 common shares or 5.28%
Wilcox	184,400 common shares or 0.34%	209,400 common shares or 0.39%

(1) Based on the 53,856,509 Common Shares issued and outstanding as of the date hereof.

(2) Assuming that no person acquires Common Shares under the Rights Offering other than the insiders.

The remaining insiders do not intend to participate.

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In the event that these three Shareholders purchase 250,000 Rights Shares pursuant to the Basic Subscription Privilege, these Shareholders would own an aggregate of 18,889,799 Common Shares. If no other Shareholders were to exercise Rights under the Offering, these Shareholders would increase their ownership of the Common Shares to approximately 34.9% of the outstanding Common Shares after completion of the Offering.

This reflects the intentions of such insiders (as defined in applicable Canadian securities legislation) as of the date hereof to the extent such intentions are reasonably known to the Corporation, however, such insiders may alter their intentions before the Expiry Time on the Expiry Date. No assurance can be given that the respective insiders will exercise their Rights to acquire Rights Shares.

Who are the holders of 10% or more of the Common Shares before and after the Offering?

To the knowledge of the directors and executive officers of NXT, as at the date hereof, no person or company beneficially owns, directly or indirectly, or controls or directs more than 10% of any class of voting securities of the Corporation, other than as set out below.

Shareholder	Holdings before the Offering	Percentage before the Offering	Holdings after the Offering (1)	Percentage after the Offering (2)
George Liszicasz	15,202,490	28.23%	15,402,490	28.47%

Notes:

(1)	Assumes Mr. Liszicasz exercises certain of his Rights to purchase 200,000 Rights Shares under the Basic Subscription Privilege.
(2)	Assumes the insiders participate as indicated above.

If you do not exercise your Rights, by how much will your security holdings be diluted?

If you fail to exercise your Rights and all other Shareholders fully exercise their Basic Subscription Privilege, your percentage ownership of the Common Shares will be diluted by approximately 11%.

If you wish to retain your current percentage ownership of the Common Shares, you should exercise your Rights and pay the Subscription Price for the Rights Shares to which you are entitled under the Basic Subscription Privilege.

How does a security holder that is a registered holder participate in the Offering?

The Notice for the Offering has been sent to Shareholders in the Qualified Jurisdictions. For Common Shares held in registered form, a Rights Certificate evidencing the number of Rights to which a Shareholder is entitled has been included with the Notice. In order to exercise the Rights represented by the Rights Certificate, a holder of Rights must complete and deliver the Rights Certificate to the Rights Agent in the manner and upon the terms set out in the Rights Certificate.

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Each Rights Certificate indicates the number of Rights to which the Rights Certificate holder is entitled. By completing the appropriate form appearing on the front of the Rights Certificate in accordance with the instructions outlined on the Rights Certificate, a Rights Certificate holder may: (i) subscribe for Rights Shares

(Form 1); (ii) subscribe for Additional Shares (Form 2); (iii) sell or transfer Rights (Form 3); or (iv) divide or combine the Rights Certificate (Form 4).

Rights Certificates will expire and be of no value unless they are returned with a properly completed Form 1, 2, 3 or 4, as the case may be, and received with payment for the Rights Shares subscribed for, at the office of the Rights Agent located at the Applicable Subscription Office, Attention: Corporate Actions, before the Expiry Time.

The address of Computershare, the Rights Agent is: by hand, courier or registered mail: 100 University Avenue, Toronto, Ontario, M5J 2Y1 8th Floor Corporate Actions or by mail to P O Box 7021, 31 Adelaide Street E, Toronto, Ontario, M5C 3H2. The Rights Agent may be reached toll free at 1 (800) 564-6253.

The Subscription Price may be paid by certified cheque, bank draft or money order made payable to "Computershare Investor Services Inc." All payments, together with Form 1 and Form 2 duly completed on the Rights Certificate, must be received by the Rights Agent at or before the Expiry time.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscriptions will be determined by the Corporation in its sole discretion, and any determination by the Corporation will be final and binding. All subscriptions are irrevocable. The Corporation reserves the absolute right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Rights Shares pursuant thereto could be deemed unlawful. The Corporation also reserves the right to waive any defect in respect of any particular subscription. The Corporation is not nor will be under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice.

Certificates for Rights Shares issued upon exercise of Rights in accordance with the Offering, including Rights Shares purchased through the Additional Subscription Privilege, will be registered in the name of the person to whom the Rights Certificate was issued or to whom the Rights were transferred in accordance with the terms thereof, and mailed to the address of the subscriber for the Rights Shares as stated on the Rights Certificate, unless otherwise directed, as soon as practicable after the Expiry Date. Once mailed or delivered in accordance with the instructions of the subscriber, the Corporation assumes no further responsibility for the Rights Share certificates.

How does a security holder that is not a registered holder participate in the Offering?

For Common Shares held through a securities broker or dealer, bank or trust company, CDS Clearing and Depository Services Inc. (“CDS”) participant (a "CDS Participant") or a Depository Trust Company (“DTC”) participant (a “DTC Participant” together with CDS Participant a “Participant”) in the book-based system administered by CDS or DTC, a Shareholder may subscribe for Rights Shares by instructing the Participant holding the Shareholder's Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Rights Share subscribed for to such Participant in accordance with the terms of the Offering. A Shareholder wishing to subscribe for Additional Shares pursuant to the Additional Subscription Privilege must forward its request to the Participant that holds the subscriber's Rights prior to the Expiry Time, along with payment for the number of Additional Shares requested. Any excess funds will be returned by mail or credited to the Shareholder's account with its Participant without interest or deduction. Subscriptions for Rights Shares made through a Participant will be irrevocable and Shareholders will be unable to withdraw their subscriptions for Rights Shares once submitted. Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time.

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Only registered Shareholders will be provided with Rights Certificates. For all non-registered, beneficial Shareholders who hold their Common Shares through a Participant in the book-based systems administered by CDS or DTC, a global certificate representing the total number of Rights to which all such Shareholders as at the Record Date are entitled will be issued in registered form to, and deposited with, CDS or DTC. The Corporation expects that each beneficial Shareholder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS and DTC will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

Shareholders who hold their Common Shares through a Participant must arrange for exercises, purchases or transfers of Rights through their Participant and should contact the Participant to instruct them accordingly. It is anticipated by the Corporation that each purchaser of Rights or Rights Shares will receive a customer confirmation of issuance or purchase, as applicable, from the Participant through which such Rights are issued or such Rights or Rights Shares are purchased in accordance with the practices and policies of such Participant.

Beneficial Shareholders in the Qualified Jurisdictions may also accept the Offering in the Qualified Jurisdictions by following the procedures for book-based transfer, provided that a confirmation of the book-based transfer of their Rights through CDS or DTC on-line tendering system into the Corporation's account at CDS or DTC, is received by the Corporation prior to the Expiry Time. The Corporation has established an account at CDS or DTC for the purpose of the Offering. Any financial institution that is a participant in CDS or DTC may cause CDS or DTC to make a book-based transfer of a holder's Rights into the Corporation's account in accordance with CDS or DTC procedures for such transfer. Delivery of Rights using the CDS or DTC book-based transfer system will constitute a valid tender under the Offering.

Beneficial Shareholders in the Qualified Jurisdictions, through their respective participants, who utilize the CDS on-line system to accept the Offering through a book-based transfer of their Rights into the Corporation's account with CDS are deemed to have completed a Rights Certificate and therefore such instructions received by the Corporation are considered as a valid tender in accordance with the terms of the Offering.

The Corporation will not have any liability for: (i) the records maintained by CDS or DTC or Participants relating to the Rights or the book-entry accounts maintained by them; (ii) maintaining, supervising or reviewing any records relating to such Rights; or (iii) any advice or representations made or given by CDS, DTC or Participants with respect to the rules and regulations of CDS or DTC or any action to be taken by CDS, DTC or their Participants.

Who is eligible to receive Rights?

The Offering is only being made to Shareholders resident in the Qualified Jurisdictions. The Rights and Rights Shares issuable upon exercise of the Rights are not being offered to persons who are or appear to be, or the Corporation has reason to believe are, resident in any jurisdictions (the "Non-Participating Jurisdictions") other than the Qualified Jurisdictions, or in respect of exempt transactions under other applicable legislation (the "Exempt Transactions") nor will the Corporation accept subscriptions from any Shareholder or from any transferee of Rights who is or appears to be, or who the Corporation has reason to believe is, resident in a Non-Participating Jurisdiction other than in respect to Exempt Transactions. Rights Certificates will not be distributed to any Shareholders whose addresses of record are in any Non-Participating Jurisdictions other than in respect to Exempt Transactions ("Ineligible Shareholders"). Rights may not be exercised by or on behalf of an Ineligible Shareholder. CDS Participants may not issue Rights to Ineligible Shareholders. Instead, Ineligible Shareholders will be sent a letter advising them that their rights will be held by Computershare Investor Services Inc. (the “Subscription Agent”), who will hold such rights as agent for the benefit of all Ineligible Holders.

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Shareholders will be presumed to be resident in the place of their registered address, unless the contrary is shown to the satisfaction of the Corporation. A registered Ineligible Shareholder whose address of record is outside the Qualified Jurisdictions but who holds Common Shares on behalf of a holder who is eligible to participate in the Offering must notify the Corporation, in writing, on or before the tenth day prior to the Expiry Date if such beneficial holder wishes to participate in the Offering. Following such date, the Subscription Agent for the account of Ineligible Shareholders will, prior to the Expiry Time, attempt to sell the rights allocable to such Ineligible Shareholders and evidenced by Rights Certificates in the possession of the Subscription Agent on such date or dates and at such price or prices as the Subscription Agent shall determine in its sole discretion.

No charge will be made for the sale of such Rights by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of the Rights. Ineligible Holders will not be entitled to instruct the Subscription Agent in respect of the price or the time at which the Rights are to be sold. The Subscription Agent will endeavour to effect sales of Rights on the open market and any proceeds received by the Subscription Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, of the Canadian tax required to be withheld, will be divided on a pro rata basis among such Ineligible Holders and delivered by mailing cheques (in Canadian funds) of the Subscription Agent therefor as soon as practicable to such Ineligible Holders at their addresses recorded on the books of the Company. Amounts of less than $10.00 will not be remitted. The Subscription Agent will act in its capacity as agent of the Rights holders on a best efforts basis only and the Company and the Subscription Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any Ineligible Holder. Neither the Company nor the Subscription Agent will be subject to any liability for the failure to sell any Rights of Ineligible Holders or as a result of the sale of any Rights at a particular price or on a particular day. There is a risk that the proceeds received from the sale of Rights will not exceed the costs of or incurred by the Subscription Agent in connection with the sale of such Rights and, if applicable, the Canadian tax required to be withheld. In such event, no proceeds will be forwarded.

Rights delivered to brokers, dealers or other intermediaries may not be delivered by those intermediaries to beneficial Shareholders who are resident in Non-Participating Jurisdictions. Intermediaries receiving Rights that would otherwise be deliverable to Ineligible Shareholders may attempt to sell those rights for the accounts of such Ineligible Shareholders and should deliver the proceeds of sale to such persons.

What is the additional subscription privilege and how can you exercise this privilege?

A holder of a Rights Certificate who is not an Ineligible Shareholder and who has exercised all the Rights evidenced by such Rights Certificate may subscribe for Additional Shares, if available, at the Subscription Price. Additional Shares will be allocated from those Rights Shares, if any, available as a result of Rights that are unexercised by the Expiry Time. A holder who exercises the Additional Subscription Privilege will receive the lesser of (i) the number of Rights Shares that holder subscribes for under the Additional Subscription Privilege, and (ii) the number of Rights Shares that is equal to the aggregate number of Rights Shares available through unexercised Rights multiplied by the quotient of the number of Rights previously exercised by such holder under the Offering divided by the aggregate number of Rights previously exercised under the Offering by holders of Rights that have subscribed for Rights Shares under the Additional Subscription Privilege.

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A Rights holder may subscribe for Additional Shares by (i) completing Form 2 of the Rights Certificate, and

(ii) delivering the Rights Certificate, together with payment for those Additional Shares, to Computershare Investor Services Inc. (the “Rights Agent”) at or before the Expiry Time.

If payment for all Additional Shares subscribed for pursuant to the Additional Subscription Privilege does not accompany the subscription, the over-subscription will be invalid.

If the Offering is fully subscribed, then the funds included for any over-subscriptions will be returned by the Corporation to the relevant Shareholders. If the Offering is not fully subscribed, certificates representing Rights Shares due to Shareholders as a result of over-subscriptions will be delivered by the Corporation together with the certificates representing Rights Shares due to those Shareholders pursuant to their subscriptions in accordance with the Basic Subscription Privilege. In addition, the Corporation will return to any over-subscribing Shareholder within 30 calendar days of the Expiry Date any excess funds paid in respect of an over-subscription for Rights Shares where the number of additional Rights Shares available to that Shareholder is less than the number of Additional Shares subscribed for. No interest will be payable by the Corporation in respect of any excess funds returned to Shareholders.

How does a Rights holder sell or transfer Rights?

The Rights will be listed for trading on the TSX. Holders of Rights Certificates or beneficial holders of Rights wishing to sell or transact their rights, would need to organize for the sale of the rights on this exchange and through their CDS Participant, and should seek independent legal counsel to advise as to any such transaction. Any commission or other fee payable in connection with the exercise or any trade of Rights (other than the fee for services to be performed by the Rights Agent as described herein) is the responsibility of the holder of such Rights. Depending on the number of Rights a holder may wish to sell, the commission payable in connection with a sale of Rights could exceed the proceeds received from such sale.

When can you trade Common Shares issuable upon the exercise of your Rights?

All Rights Shares issuable on exercise of the Rights will be listed and posted for trading on the TSX under the symbol "SFD" as soon as practicable after closing the Offering.

Are there restrictions on the resale of Rights and Common Shares?

The Rights being issued hereunder and the Rights Shares issuable upon exercise of the Rights (collectively, the "Securities") are being distributed by the Corporation in the Qualified Jurisdictions pursuant to exemptions from the registration and prospectus requirements under securities legislation in the Qualified Jurisdictions. Resale of the Securities may be subject to restrictions pursuant to applicable securities legislation then in force. Set out below is a general summary of the restrictions governing first trades in the Common Shares in the Qualified Jurisdictions. Additional restrictions may apply to "insiders" of the Corporation and holders of the Common Shares who are "control persons" or the equivalent or who are deemed to be part of what is commonly referred to as a "control block" in respect of the Corporation for purposes of securities legislation. Each holder of Rights is urged to consult his or her professional advisors to determine the exact conditions and restrictions applicable to trades of the Common Shares.

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Generally, the first trade of any of the Securities will be exempt from the prospectus requirements of securities legislation in the Qualified Jurisdictions if: (i) the Corporation is and has been a "reporting issuer" in a jurisdiction of Canada for the four months immediately preceding the trade; (ii) the trade is not a "control distribution" as defined in applicable securities legislation; (iii) no unusual effort is made to prepare the market or to create a demand for the Securities; (iv) no extraordinary commission or other consideration is paid in respect of such trade; and (v) if the seller is an insider or officer of the Corporation, the seller has no reasonable grounds to believe that the Corporation is in default of applicable securities legislation.

If such conditions have not been met, then the Common Shares may not be resold except pursuant to a prospectus or prospectus exemption, which may only be available in limited circumstances. As at the date hereof the Corporation has been a reporting issuer for more than four months in each of the provinces of Canada, other than Québec.

The Corporation has filed with the SEC in the United States a registration statement on Form F-7 under the U.S. Securities Act (the “Registration Statement”) so that the Rights Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions. However, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S under the US Securities Act, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Corporation’s “affiliates”, as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S under the U.S. Securities Act, which is included as part of Form 3.

The foregoing is a summary only and is not intended to be exhaustive. Holders of Rights should consult with their advisors concerning restrictions on resale, and should not resell their Securities until they have determined that any such resale is in compliance with the requirements of applicable legislation.

Will NXT issue fractional underlying Rights Shares upon exercise of the Rights?

The Corporation will not issue fractional Rights Shares upon the exercise of Rights. Where the issuance of Rights would otherwise entitle the holder of Rights to fractional Rights Shares, the holder's entitlement will be reduced to the next lowest whole number of Rights Shares, with no additional compensation.

What are the risk factors?

An investment in the rights or common shares issuable upon exercise of the right is subject to certain risks, including those described below, as well as in our continuous disclosure documents. You can access our continuous disclosure documents filed with Canadian securities regulators under our issuer profile at www.sedar.com.

Dilution

If you do not exercise all of your rights pursuant to the Basic Subscription Privilege, your current percentage ownership in NXT will be diluted by the issuance of common shares upon the exercise of rights by other holders of rights.

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Business and Operational Uncertainty

There is uncertainty regarding the state of our business, operations and financial condition even if the rights offering is fully subscribed. We may not have sufficient working capital or access to external sources of capital to continue to operate our business thereafter and our common shares may not have any value.

No Minimum Offering

The rights offering is not conditional upon receiving a minimum amount of proceeds. If we decide to terminate the rights offering, we will not have any obligation with respect to the rights except to return any exercise payments, without interest.

Trading Market for Rights

Although the rights will be listed on the TSX, there is no assurance that an active or any trading market in the rights will develop or that rights can be sold on the TSX at any time.

Exercises of Rights Irrevocable

You may not revoke or change the exercise of your rights after you send in your subscription form and payment. The common share trading price could decline below the Subscription Price for the common shares, resulting in a loss of some or all of your subscription payment.

Subscription Price Not Necessarily Indication of Value

You should not consider the Subscription Price to be an indication of NXT’s value, and the common shares may trade at prices above or below the Subscription Price.

Responsibilities of Holders of Rights

If you fail to follow the subscription procedures and meet the subscription deadline your subscription may be rejected. None of NXT, CDS or any CDS Participant undertakes to contact you concerning, or will attempt to correct, an incomplete or incorrect payment or subscription form. Whether a subscription properly follows subscription procedures is solely within our discretion.

Use of Proceeds

NXT currently intends to allocate the proceeds received from the rights offering as described under “How will NXT use the available funds?”; however management will have discretion in the actual application of the proceeds and may elect to allocate proceeds differently than those described if it believes that it would be in the best interests of NXT to do so as circumstances change. The failure of management to apply these funds effectively could have a material adverse effect on NXT.

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Where can you find more information about NXT?

Further information regarding the Corporation, certain risk factors, NXTs activities and its financial results, including copies of the annual and quarterly MD & A and financial statements filed by the Corporation with applicable Canadian securities regulatory authorities, may be obtained under the Corporation's profile on SEDAR at www.sedar.com.

Does this Circular contain forward-looking statements?

This Circular contains forward-looking statements that relate to the Corporation's current expectations and view of future events. The forward-looking statements are contained principally in the sections titled "What will NXTs’ available funds be upon closing of the Offering?", "How will NXT use the available funds?" and "How long will the available funds last?"

In some cases, these forward-looking statements can be identified by words or phrases such as "may", "could", "will", "expect", "anticipate, "intend", "plan", believe", "estimate" or "project". The Corporation has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to: (i) the funds to be raised under the Offering; (ii) estimated costs of the Offering; (iii) available funds to the Corporation after expenses of the Offering; (iv) additional sources of required funding for the Corporation; (v) the use of the funds raised under the Offering; (vi) the Corporation's estimate of how long the funds raised in the Offering will last from the Expiry Date; (vii) the particulars of the Financing and Marketing Plans and the Corporation's ability to execute the Financing and Marketing Plans or any portion thereof; (viii) the intention of insiders to exercise their Rights; and (ix) estimated G&A requirements.

The forward-looking statements are based on a number of key expectations and assumptions made by the Corporation's management relating to the Corporation including, but not limited to: (i) the estimated costs of the Offering; (ii) the estimated amount of funds raised under the Offering; and (iii) the operating expenses of the Corporation following the Expiry Date. These assumptions are subject to risks and uncertainties. The success of the Corporation is dependent upon the success of the financial plan as a whole. A failure to achieve any portion of the financial plan will materially affect other aspects of the financial plan, and as a result the success of the Corporation.

Although the Corporation believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. Given these risks, uncertainties and assumptions, Shareholders should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Corporation's expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, which include: (i) the actual costs incurred in the Offering; (ii) the actual amount of funds raised under the Offering; and (ii) the actual operating expenses of the Corporation for the 12-month period following the Expiry Date. These risks, uncertainties, assumptions and other factors could cause the Corporation's actual results, performance, achievements and experience to differ materially from the Corporation's expectations, future results, performances or achievements expressed or implied by the forward-looking statements. In light of the significant risks and uncertainties in the forward-looking statements, Shareholders should not place undue reliance on or regard these statements as a representation or warranty by the Corporation or any other person that the Corporation will achieve its objectives, strategies and plans in any specified time frame, if at all.

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The forward-looking statements made in this Circular relate only to events or information as of the date on which the statements are made in this Circular. Except as required by law, the Corporation undertakes no obligation to update or revise publicly or otherwise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. A Shareholder should read this Circular with the understanding that the Corporation's actual future results may be materially different from what it expects. Future-oriented financial information in this Circular relates to the Corporation's view of future events and is not appropriate to use for other purposes.

There is no material fact or material change about NXT that has not been generally disclosed.

Documents Filed As Part of the Registration Statement

The following documents have been filed with the SEC as part of the Registration Statement of which this Circular forms a part: (i) the Annual Report on Form 20-F (including the audited financial statements); (ii) the unaudited interim financial statements for the periods ended March 31, 2017 and June 30, 2017 and the corresponding management’s discussion and analysis; (iii) the management information circular dated May 15, 2017 (iv) the consent of KPMG LLP; and (v) the powers of attorney.

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PART II—INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

Exhibit	Description
99.1	Annual Report on Form 20-F for the year ended December 31. 2016 filed with the SEC on April 12, 2017
99.2	Unaudited consolidated financial statements for the period ended March 31, 2017 (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K, filed with the SEC on May 15, 2017)
99.3	Management’s Discussion and Analysis for the period ended March 31, 2017 (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K, filed with the SEC on May 15, 2017)
99.4	Unaudited consolidated financial statements for the period ended June 30, 2017 (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K, filed with the SEC on August 15, 2017)
99.5	Management’s Discussion and Analysis for the period ended June 30, 2017 (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K, filed with the SEC on August 15, 2017)
99.6	Management Information Circular dated May 15, 2017 (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K, filed with the SEC on May 25, 2017)
99.7	Consent of KPMG LLP
99.8	Power of Attorney (contained on the signature page)
99.9	Press Release dated September 26, 2017

PART III—CONSENT TO SERVICE OF PROCESS

Not applicable.

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SIGNATURES

Pursuant to the requirements of the United States Securities Act of 1933, as amended (the “Securities Act”), the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Alberta, Country of Canada, on September 15, 2017.

NXT ENERGY SOLUTIONS INC.

By:	/s/ George Liszicasz

George Liszicasz
President and Chief Executive Officer

POWER OF ATTORNEY

The Registrant and each person whose signature appears below constitutes and appoints each of George Liszicasz and Beverly Stewart attorney-in-fact with full power of substitution to execute in the name and on behalf of the issuer and each such person, individually, and in each capacity stated below, one or more amendments (including post-effective amendments) to the registration statement as the attorney-in-fact acting in the premises deems appropriate and to file any such amendment to the registration statement with the SEC.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ George Liszicasz	President, Chief Executive Officer, and Chairman (principal executive officer)	September 25, 2017
George Liszicasz
/s/ Charles Selby	Director	September 25, 2017
Charles Selby
/s/ John Tilson	Director	September 25, 2017
John Tilson
/s/ Thomas E. Valentine	Director	September 25, 2017
Thomas E. Valentine
/s/ Bruce G. Wilcox	Director	September 25, 2017
Bruce G. Wilcox
/s/ Beverly Stewart	Vice President, Finance and Chief Financial Officer (principal financial and accounting officer)	September 25, 2017
Beverly Stewart

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AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of NXT Energy Solutions Inc. in the United States in the state of California in the city of Montecito on September 15, 2017.

/s/ John Tilson

Name: John Tilson
Title: Director